Allayne W. Proels
Associate General Counsel
February 14, 2008
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attention:	Amanda McManus, Branch Chief — Legal Mail Stop 3561
Re:	The Scotts Miracle-Gro Company Form 10-K for the fiscal year ended September 30, 2007 File No. 001-11593
Dear Ms. McManus:
     This letter is in response to the comment of the Securities and Exchange Commission (the “Commission”) provided in your letter dated January 31, 2008, related to the Annual Report on Form 10-K of The Scotts Miracle-Gro Company (“Scotts Miracle-Gro,” “we” or “our”) for the fiscal year ended September 30, 2007 (the “2007 Form 10-K”). In responding to the Commission’s comment, Scotts Miracle-Gro acknowledges that:
•	Scotts Miracle-Gro is responsible for the adequacy and accuracy of the disclosure in Scotts Miracle-Gro’s filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Scotts Miracle-Gro may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We have provided your comment and our response to your comment below:
Form 10-KSB[sic] for the fiscal year ended September 30, 2007 — Part II
Item 15. [sic] Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 21
14111 Scottslawn Road Marysville, Ohio 43041
Direct line: 937-578-5509
Facsimile: 937-644-7568
Email: Allayne.Proels@Scotts.com

United States Securities and Exchange Commission
February 14, 2008

     1. We note your disclosure in the final paragraph on page 21 that “Smith & Hawkin [sic] 401(k) Plan participants may have the right to rescind” certain stock purchases discussed in this paragraph. Please provide us supplementally with details explaining how you reached the conclusion that this rescission right may exist. Your current disclosure merely states that the shares were not registered, but does not provide additional details about how the sales may have amounted to a violation of Section 5 of the Securities Act of 1933. In addition, please discuss how the purchases could have been made on the open market without registration.
     Response: Smith & Hawken, Ltd., a Delaware corporation (“Smith & Hawken”), is a wholly-owned indirect subsidiary of Scotts Miracle-Gro. Smith & Hawken established the Smith & Hawken 401(k) Plan (the “Plan”), which had an original effective date of February 28, 1999 and was amended and restated effective January 1, 2006. The Plan is a defined contribution plan and is intended to be a qualified retirement plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”).
     The Plan covers employees of Smith & Hawken, other than (i) Puerto Rican residents, (ii) employees covered by a collective bargaining agreement in which retirement benefits are addressed, (iii) leased employees, (iv) nonresident aliens working outside the United States, and (v) temporary or seasonal employees. Qualifying employees of Smith & Hawken who have attained age 21 and have completed two months of service in a 12-month period are eligible to participate in the Plan and to make employee pretax contributions and receive matching employer contributions. Qualifying employees of Smith & Hawken who have attained age 21 and have completed 1,000 hours of service in a 12-month period are eligible to receive discretionary nonelective employer contributions (profit sharing contributions) under the Plan. Upon enrollment in the Plan, a participant may direct that his or her contributions be invested in any of the investment options offered by the Plan. All contributions made to the accounts of participants in the Plan are held for investment by the trustee of the Plan. The funds represented by the employee and employer contributions made to the accounts of participants are invested by the trustee of the Plan as directed by the participants.
     Common shares of Scotts Miracle-Gro became an investment option under the Plan effective October 2, 2006. However, Scotts Miracle-Gro inadvertently failed to file a Registration Statement on Form S-8 in order to register the common shares of Scotts Miracle-Gro and participation interests in the Plan to be offered or sold pursuant to the Plan, prior to the Plan’s beginning to offer the Scotts Miracle-Gro common shares as an investment option. In late summer of 2007, Scotts Miracle-Gro determined that its common shares were being offered as an investment option under the Plan and filed a Registration Statement on Form S-8 on November 14, 2007 (the “Form S-8 for the Plan”) in order to register 50,000 common shares of Scotts Miracle-Gro and an indeterminate amount of participation interests in the Plan to be offered or sold under the Plan from and after that date. Between October 2, 2006 and November 14, 2007, the trustee of the Plan purchased 649 common shares of Scotts Miracle-Gro for the accounts of 41 participants in the Plan. All of such purchases were made in the open market and in a manner consistent with the Plan and the investment elections of Plan participants.

United States Securities and Exchange Commission
February 14, 2008

     We understand that it is the position of the Commission that, if participants’ contributions to a participant-directed plan can be invested in shares of the employer (or, in the case of Smith & Hawken, its parent), all of the securities offered pursuant to the plan (including participation interests in the plan) must be registered under the Securities Act of 1933, as amended (the “Securities Act”)1 or be offered pursuant to an available exemption from registration. This is true regardless of whether the shares are acquired by the trustee for the plan from the employer (or its parent) or on the open market and whether the shares are purchased with employee contributions or employer matching contributions.
     The 649 common shares of Scotts Miracle-Gro acquired for the accounts of participants in the Plan between October 2, 2006 and November 14, 2007 were “sold” to the participants by the Plan without being the subject of an effective registration statement for purposes of Section 5(a) of the Securities Act. If the acquisitions of these 649 common shares of Scotts Miracle-Gro for the accounts of participants in the Plan were found not to have been exempt from registration under the Securities Act (i.e., neither the limited offering exemption provided by Section 4(2) of the Securities Act nor any other exemption provided by Section 3 or 4 of the Securities Act were available), an employee of Smith & Hawken for whose account Scotts Miracle-Gro common shares were purchased under the Plan during the period from October 2, 2006 through November 14, 2007 would have two remedies under Section 12(a) of the Securities Act: (i) if s/he still owns the common shares, s/he may sue to recover the consideration paid plus interest less the amount of any income or distributions received; or (ii) if s/he no longer owns the common shares, s/he may sue for damages equivalent to what s/he would have received in a rescission action if s/he sold below the amount to which s/he would have been entitled on rescission and if the loss is attributable to the failure to the failure to register.
     As we disclosed in the last paragraph of “Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities” in Part II of our 2007 Form 10-K, Scotts Miracle-Gro believes that damages, if any, resulting from successful claims against Scotts Miracle-Gro for its failure to register the 649 Scotts Miracle-Gro common shares that were purchased for participants’ accounts in the Plan during the period from October 2, 2006 through November 14, 2007 would have a negligible effect on Scotts Miracle-Gro. The market value of 649 common shares of Scotts Miracle-Gro was $24,369.95 on November 14, 2007 (the date on which we filed the Form S-8 for the Plan) based on the closing price on that date and $23,578.17 on November 29, 2007 (the date on which we filed the 2007 Form 10-K) based on the closing price on that date. As of February 12, 2008, the market value of 649 common shares of Scotts Miracle-Gro was $24,668.49 based on the closing price on that date.
     The Commission has noted that generally, no matter from whom the securities are obtained, registration will not be necessary with respect to a transaction by which a plan trustee acquires securities for the plan. The reason for this result will vary, depending on the manner of acquisition. For instance, one of the several exemptions from registration provided by Section 4 of the Securities

[1]	SEC Release No. 33-6281, issued January 15, 1981.

United States Securities and Exchange Commission
February 14, 2008

Act may be available.2 It is our understanding that the trustee for the Plan purchased common shares of Scotts Miracle-Gro for the Plan on the open market from persons who were not underwriters as permitted under the exemption from registration provided by Section 4(1) of the Securities Act.
     Thank you for your consideration of our response to your comment. If you have any further inquiries, please feel free to contact me directly at (937) 578-5509.
Sincerely,
/s/ Allayne W. Proels
Allayne W. Proels
AWP/bf/md

[2]	SEC Release No. 33-6188, issued February 1, 1980. In footnote 165 of SEC Release No. 33-6188, the Commission noted that one of the available exemptions under Section 4 of the Securities Act is that provided by Section 4(1) for open market purchases from persons who are not underwriters.